September 7, 1999

To: The Investors of Metric Partners Growth Suite Investors, L.P. ("GSI" or the "Partnership")

RE:      Distribution of Sales Proceeds

Dear Investor:

As you are aware, the Partnership retained a portion of the proceeds of the December 30, 1997 sale of eight of its hotels due to uncertainties relating to the mortgage on the Residence Inn - Nashville and to legal matters impacting the Partnership. With the June 1999 foreclosure of the Residence Inn - Nashville and upon review of the remaining issues concerning GSI, the managing general partner has determined that the Partnership can distribute additional sales proceeds, in the amount of approximately $5,200,000. Therefore, enclosed please find a check representing your pro rata share of this distribution in the amount of $85 per original $1,000 Unit. If your investment is part of a retirement plan or if you have pre-specified your brokerage firm or an alternate destination for your checks, your distribution has been forwarded to your custodian, trustee, or brokerage firm.

Total cash distributions to date have ranged from $6,961 to $7,894 per original $10,000 investment, depending upon the individual investor's date of acceptance to the Partnership. These distributions have included a total of $3,951 per original $10,000 investment in proceeds from the sale of the Partnership's hotels. Currently, GSI has a cash balance of approximately $7,000,000; however a Tennessee Court has enjoined the Partnership from conveying, transferring, or otherwise disposing of $5,000,000 for potential payment of any judgement awarded with respect to certain litigation in Tennessee concerning the Partnership. Additionally, as previously reported, the Partnership may be liable to Marriott for contract termination fees of approximately $1,415,000 and other amounts pursuant to the Partnership's management contract for the Residence Inn - Nashville. Future distributions will be primarily dependent upon the outcome of these matters.

Questions regarding Partnership matters should be directed to the Investor Services Department at SSR Realty Advisors, One California Street, Suite 1400, San Francisco, California 94111, or via telephone at (800) 347-6707, extension 2025.

Questions regarding services for your investment, including distribution payments, tax reporting information or transfer documents should be directed to the Partnership's Servicing and Transfer Agent, Gemisys. The address is as follows: GSI c/o Gemisys, 7103 South Revere Parkway, Englewood, Colorado 80112-3936. The toll-free telephone number is (800) 955-3025.


METRIC REALTY
Managing General Partner